building a foundation


CITIZENS NATIONAL BANK
CITIZENS NATIONAL BANK

03019514

Henderson Citizens Bancshares, Inc.

2002 Annual Report

33-42286
APR 1 2003
P.E. 12-31-02

PROCESSED
APR 02 2003
THOMSON FINANCIAL

Dear Shareholders

2002 was a landmark year for Henderson Citizens Bancshares. Due to the growth of your company in recent years, we achieved record profits for the shareholders. The numbers on the following pages give an overview of the accomplishments of the past year, but there is so much more that the numbers do not show.

In various ways 2002 was a year of preparation. Major efforts were taken to not only fully integrate the new branches that had been purchased, but to build a stronger structure for the future of our customers and shareholders. Strategic changes in facilities and infrastructure were studied and/or implemented.



One acquisition occurred in April of 2002 with the purchase of 2 branches of Cedar Creek State Bank in Corsicana. These locations were a long-awaited addition to the Trust office which had been in Corsicana since 1997. Upon reviewing the facilities needs for that community the decision was made to remodel and consolidate the two Downtown locations to the Collin Street office. The leased space on 12th Street will be vacated in February of 2003 and the bank and trust office will share a newly-remodeled branch. Since we added a drive in lane, a commercial night drop and an ATM, we feel that this will greatly enhance the services that we can provide to our customers downtown.

As customers demand more automation to meet their banking needs, Citizens must use new technology in order to compete and to meet customer expectations. During the past year extensive studies have been made to review the entire data communications network capabilities and future needs of the bank. The investments needed are substantial, but must be made to provide a growing list of customer-driven services. Just as an example, customers increasingly use our voice response unit (VRU) to retrieve basic account information. This 24 hour telephone service allows customers to obtain an account balance, see if a check has cleared or transfer funds between accounts. In 1998 there were over 100,000 calls to the VRU. This number increased to over 455,000 in 2002. You can readily see the need to expand our communications network capacity.

Computer hardware and software is also changing and improving exponentially. In order to serve our loan customers as efficiently as possible, we have been exploring the software options that will help us grow in this area as well.

Of course the primary asset of any institution is the talented team of employees that serve our customers and support those services in a variety of ways. Our team has now grown to almost 300 people. During the past year Citizens hired a number of experienced bankers and some that bring expertise from other fields to strengthen the team.

CFG Insurance continues to expand its retail and commercial customer base. CFG recently moved to a new location that was previously the "Southside" branch of Citizens. Since this branch was relocated and consolidated with a Peoples Bank branch during 2001, the real estate was an opportunity in a high traffic area for CFG to increase visibility and have the growth potential that was lacking at its previous office.

Other real estate projects included a renovation of the facilities in Waskom. A similar study is underway for the Malakoff branch. These improvements provide a warm and inviting, yet professional upgrade to outdated lobby designs.

We are proud of the financial accomplishments of 2002 with total earnings of $5,455,000 and earnings per share of $2.74. Both of these reflect the best year ever in the company's history. The average return on shareholders' equity reached 11.79%, which is a great achievement in today's marketplace.

2003 will bring new challenges as the financial industry faces narrowing interest margins and a slow economy. The company is realizing lower interest earnings on its investments just as our customers experience when their CDs and other investments reprice. With prudent cost controls and effective teamwork, we are looking forward to another year of good results. Thank you for your continued support.

Sincerely,

Milton S. McGee, Jr.

Milton S. McGee, Jr. CPA
President and Chief Executive Officer

Cover photo: Citizens National Bank, Athens branch.

a *year* of growth

If a picture is worth 1,000 words, these graphs speak volumes for our shareholders. The strategies implemented over the past few years have brought these positive financial results.

Shareholders' Equity


In thousands of $
50
40
30
20
10
0
35,911
35,771
39,122
43,934
48,287
1998
1999
2000
2001
2002

Total Assets


In thousands of $
600
500
400
300
200
100
0
386,919
393,962
423,644
526,185
555,594
1998
1999
2000
2001
2002

Basic Earnings per Share


In dollars
3
2.5
2
1.5
1
0.5
0
1.74
1.94
1.81
2.19
2.74
1998
1999
2000
2001
2002

2002	5,455
2001	4,366
2000	3,624
1999	3,909
1998	3,506

Net Income In thousands of $

2002	11.79%
2001	10.38%
2000	9.80%
1999	11.02%
1998	10.16%

Average Return on Shareholder's Equity

Total Deposits



In thousands of $
500
400
300
200
100
0
345,720
355,423
379,122
473,730
494,951
1998
1999
2000
2001
2002

Total Loans, Net



In thousands of $
200
175
150
125
100
0
129,263
144,197
169,882
212,665
226,879
1998
1999
2000
2001
2002

Building a Strong Team

HENDERSON

EXECUTIVE

Chairman of the Board
Landon Alford

President & CEO
Milton S. McGee, Jr., CPA

LENDING

Senior Vice Presidents
Nelwyn Richardson
Terry Tyson

Vice Presidents
Michael R. Moores, CPA
Jack Powers
Debra Rushing

Assistant Vice President
Lisa Cook

LOAN OPERATIONS

Vice Presidents
Lois Jones
David Knoten
Paul L. Richard

Assistant Vice President
Betty Hayes

Banking Officer
Carolyn King

OPERATIONS

Senior Vice President
Kenneth Black

Vice President & Cashier
Rita Smith

Assistant Vice President
Kenneth Green

Assistant Cashiers
Tommy Jimerson
Diana Morgan

Banking Officer
Pat Ratcliff

INFORMATION SERVICES

Vice President, IS Manager
Jerry Baskin

Banking Officer
Ronda Hodkinson

CUSTOMER SERVICE

Assistant Cashiers
Patricia Fitzgerald
Joyce Greenlee

Assistant Vice Presidents
Margie Chitwood
Jean Lee

TELLER SERVICES

Assistant Vice President
Linda Cooper

Banking Officer
Carolyn Smith

LOBBY SERVICES

Assistant Vice Presidents
Jimmy Middleton
Susan Russo
Deanna Wooley

ADMINISTRATION

Vice Presidents
Mary Lou Smith, *Human Resources*
Rebecca G. Tanner, CPA, *Controller*
Marjorie J. Wagner, CPA, *Investments*

Assistant Vice President
Rhonda Calhoun

Banking Officer
Ceil Higginbotham

MARKETING

Vice President
David Litton

Marketing Officer
Sue Plummer

AUDIT & COMPLIANCE

Vice President
Mike Smith, *Auditor*

Assistant VP / Compliance Officer
June Eastland

Assistant Auditor
Stacey King

TRUST & OTHER FINANCIAL SERVICES

Senior Vice President, Financial Services Manager
Jeff Scribner

Vice Presidents, Trust Officers
Thomas M. Weaver, CPA
Gary B. Williams
W. Curtis Cain

Assistant Vice President
Brad Keitt, *Appraisal*

Branch Office Administrator
Margaret McAlister

CORSICANA - TRUST OFFICE

Vice Presidents, Trust Officers
Don Tekell
Larry Turner

Trust Officer
Vicki Payne

ATHENS

Cliff Bomer, *VP / Branch Mgr.*

CHANDLER

Charla Hendrix, *VP / Branch Mgr.*
Joel Irwin, *VP*
Cresha Foster, *AVP*

CORSICANA - COLLEGE PARK

Terry Fauble, *VP / Branch Mgr.*

HENDERSON - SOUTH 79

John Henson, *VP / Branch Mgr.*
Brian Lowrie, *AVP*
Sonya Killen, *Banking Officer*

JEFFERSON

Don Preston, *AVP / Branch Mgr.*
Penny Moore, *Banking Officer*
Mary Taylor, *Banking Officer*

LAKEPORT

George Meisenheimer, *VP / Branch Mgr.*
Kim Triece, *Banking Officer*

MALAKOFF

Joseph Sepulva, *VP / Branch Mgr.*
Eva Wright, *AVP*
Beth Parker, *Banking Officer*

MARSHALL

Terri Hickenbotam, *VP / Branch Mgr.*
Cynthia Hunley, *AVP*
George Whaley, *Business Development Mgr.*
Kaye Cannon, *Banking Officer*
Janet Hudson, *Banking Officer*

MT. ENTERPRISE

Tim Farley, *VP / Branch Mgr.*
Betty Hatcher, *Banking Officer*

OVERTON

Scott Andrews, *AVP / Branch Mgr.*

SPRING HILL

David Fenton, *AVP / Branch Mgr.*
Sandra McGregor, *AVP*
Amanda Purcell, *AVP*

TATUM

Shane Gaskin, *AVP / Branch Mgr.*
Marilyn Bartlett, *Banking Officer*

WASKOM

Duane Waldrop, *VP / Branch Mgr.*
Tammy Slade, *Banking Officer*

WHITE OAK

Jason Ray, *AVP / Branch Mgr.*
Nancy Denson, *AVP*

The Board of Directors

Building a Vision



Landon Alford
Chairman of the Board
Investments



David Alford
Investments



R. M. Ballenger
Oil and Gas



Stayton M Bonner, Jr.
Attorney



D.J. Burks
Investments



Billy Crawford
Investments



Sheila Smith Gresham
Investments



Jim Kangerga
Real Estate



J. Mark Mann
Attorney



Milton S. McGee, Jr., CPA
President & CEO
Henderson Citizens
Bancshares, Inc.



Charles H. Richardson
Rancher & Investments



Tony Wooster
Investments



William Wylie
Attorney

HENDERSON CITIZENS BANCSHARES, INC.

201 West Main St. • P.O. Box 1009 • Henderson, Texas 75653-1009
(903) 657-8521 • www.cnbtexas.com

